

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

John B. Dicus
President and Chief Executive Officer
Capitol Federal Financial, Inc.
700 S. Kansas Avenue
Topeka, KS  66603

> **Re: Capitol Federal Financial, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 9, 2010**
> **File No. 333-166578**

Dear Mr. Dicus:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please unbundle the advisory votes and the contribution to the charitable foundation from proposal 1.

2.    We note language throughout the proxy statement/prospectus indicating that approval of proposal 1 will constitute approval of the exchange ratio, whether inside or outside of the current range, and that you do not intend to seek additional stockholder approval if the final exchange ratio is outside the range described in the proxy statement/prospectus.  We do not believe that language is appropriate.  Please remove it from the proxy statement/prospectus.

3.    Please include the financial information from the second paragraph of your November 4, 2010 preliminary results press release in the filing.

4.      Please note that the representations requested below in this letter must come from the company, not counsel.

Free Writing Prospectus Filed November 5, 2010

5.      We note the following with respect to your free writing prospectus:

- It appears that you have not included a proper Rule 433 legend.  See Rule 433(c)(2).

- It appears that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to you.  See Section 27A of the Securities Exchange Act of 1933.

Please amend the free writing prospectus by filing another one that includes a proper Rule 433 legend and does not reference the safe harbor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,


Michael Clampitt
Senior Attorney